SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03783C100

(CUSIP Number)

Oberndorf Enterprises LLC

615 Front Street

San Francisco, California 94111

(415) 500-6900

with a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 12 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 552,071 (1)
	8	SHARED VOTING POWER 1,318,355 (2)
	9	SOLE DISPOSITIVE POWER 552,071 (1)
	10	SHARED DISPOSITIVE POWER 1,318,355 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON (IN)

(1)	Of these shares, 506,171 shares are held in William E. Oberndorf’s Individual Retirement Account, which is self-directed, and 45,900 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as trustee for the Peter Oberndorf Irrevocable Trust, dated 6/30/89.
(2)	Of these shares, 1,135,567 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as the sole controlling person of Oberndorf Investments LLC and 182,788 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as a controlling person of the Bill & Susan Oberndorf Foundation.

Page 3 of 12 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON Bill & Susan Oberndorf Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 182,788 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 182,788 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (CO)

(1)	Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.

Page 4 of 12 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON Oberndorf Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,567
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,567
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (OO)

(1)	Power is exercised through William E. Oberndorf as the sole member of the manager of Oberndorf Investments LLC.

Page 5 of 12 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON Peter C. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,100(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,100(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14	TYPE OF REPORTING PERSON (IN)

(1)	These shares are held in Peter C. Oberndorf’s Individual Retirement Account, which is self-directed.
**	Denotes less than.

Page 6 of 12 pages

CUSIP No. 03783C100

1	NAME OF REPORTING PERSON Peter Oberndorf Irrevocable Trust, dated 6/30/89
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,900(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,900(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (OO)

(1)	Power is executed through its sole trustee, William E. Oberndorf.

Page 7 of 12 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock (the “Shares”) of AppFolio, Inc., a Delaware corporation (the “Issuer”). The name and address of the principal executive offices of the Issuer are AppFolio, Inc., 50 Castilian Drive, Goleta, CA 93117. The Reporting Persons (as defined below) previously filed a Schedule 13G pursuant to the provisions of Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), and this Schedule 13D supersedes such Schedule 13G and any amendments thereto.

Item 2.	Identity and Background.

(a) William E. Oberndorf (“WEO”), Bill & Susan Oberndorf Foundation, a California corporation (“Oberndorf Foundation”), Oberndorf Investments LLC, a Delaware limited liability company (“OBI”), Peter C. Oberndorf (“PCO”) and Peter Oberndorf Irrevocable Trust, dated 6/30/89 (“PCO Trust”). WEO, Oberndorf Foundation, OBI, PCO and PCO Trust are sometimes hereinafter referred to as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

(b) - (c)

WEO

The principal business address of WEO is 615 Front Street, San Francisco, CA 94111. His present principal occupation is investing. WEO is a director for the Oberndorf Foundation, the sole member of the manager of OBI, and the sole trustee of the PCO Trust.

Oberndorf Foundation

The principal business address of Oberndorf Foundation is 615 Front Street, San Francisco, CA 94111. Oberndorf Foundation is a California corporation, the principal purpose of which is to be a private, grant-making charitable entity.

OBI

The principal business address of OBI is 615 Front Street, San Francisco, CA 94111. OBI is a Delaware limited liability company. Its present principal business is investing.

PCO

The principal business address of PCO is 615 Front Street, San Francisco, CA 94111. PCO is currently a student.

PCO Trust

The principal business address of PCO Trust is 615 Front Street, San Francisco, CA 94111. PCO Trust is a trust, established for the benefit of WEO’s son, PCO. WEO is the sole trustee of PCO Trust. Pursuant to Instruction C to Schedule 13D of the Exchange Act, certain information with respect to WEO is set forth above.

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 8 of 12 pages

(e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
William E. Oberndorf	Personal Funds (1)	$6,378,842.66
Bill & Susan Oberndorf Foundation	Working Capital	$2,321,848.03
Oberndorf Investments LLC	Working Capital	$16,697,012.93
Peter C. Oberndorf	Personal Funds (1)	$49,200.00
Peter Oberndorf Irrevocable Trust, dated 6/30/89	Personal Funds (1)	$550,800.00

(1)	As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease its investment position in the Shares or other securities of the Issuer.

Whether the Reporting Persons acquire any additional Shares or other securities of the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels, the Issuer’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Issuer, to realize trading profits or to minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or

Page 9 of 12 pages

privately negotiated purchases) or to dispose of some or all of the Shares or other securities of the Issuer held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Shares or other securities of the Issuer.

Except as set forth in this Item 4 or Item 6, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interests in Securities of the Issuer.

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 7,154,999 total outstanding Shares as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2015.

WEO

WEO owns 506,171 shares directly, and because of his positions as a director of Oberndorf Foundation, sole member of the manager of OBI, and sole trustee of PCO Trust, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,870,426 Shares in the aggregate, which constitute approximately 26.1% of the outstanding Shares.

Oberndorf Foundation

The aggregate number of Shares that Oberndorf Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 182,788 Shares, which constitute approximately 2.6% of the outstanding Shares.

OBI

The aggregate number of Shares that OBI owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,135,567 Shares, which constitute approximately 15.9% of the outstanding Shares.

PCO

The aggregate number of Shares that PCO owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,100 Shares, which constitute less than 0.1% of the outstanding Shares.

PCO Trust

The aggregate number of Shares that PCO Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 45,900 Shares, which constitute approximately 0.6% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b) WEO

WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 552,071 Shares in the aggregate, including because of his position as sole trustee of PCO Trust, and because of his positions as a director of Oberndorf Foundation and sole member of the manager of OBI, WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,318,355 Shares in the aggregate.

Page 10 of 12 pages

Oberndorf Foundation

Acting through its two directors, Oberndorf Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 182,788 Shares.

OBI

Acting through the sole member of its manager, OBI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,135,567 Shares.

PCO

PCO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,100 Shares.

PCO Trust

Acting through its sole trustee, PCO Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 45,900 Shares.

(c) Within the past 60 days of the date of this statement, Reporting Persons acquired Shares as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 6, 2015, OBI purchased 666,667 Shares from a shareholder of the Issuer that was subject to a lockup agreement with respect to the transfer of Shares for the benefit of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC (the “Representatives”), which acted as the representatives of the underwriters for the Issuer’s public offering in June 2015. In connection with this purchase, OBI was required to enter into a lockup agreement with the Representatives on substantially the same terms as the lockup agreement entered into by the selling shareholder. Accordingly, on October 6, 2015, OBI entered into a lockup agreement (the “Lockup Agreement”) with the Representatives which provides that for a period commencing on October 6, 2015 and ending on December 22, 2015, subject to specified exceptions, OBI will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any shares of the

Page 11 of 12 pages

Issuer’s Class B common stock (collectively, “Common Stock”) beneficially owned by it or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock. The Lockup Agreement is attached hereto as Exhibit C and is incorporated by reference herein. The foregoing summary of the Lock-Up Agreement is subject to, and qualified in its entirety by, the full text of the Lock-Up Agreement.

Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1(k)
Exhibit B:	Power of Attorney
Exhibit C:	Lock-Up Agreement

Page 12 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2015

/s/ Gary Scheier
Signature

Gary Scheier
Attorney-in-fact for:

William E. Oberndorf (1)
Bill & Susan Oberndorf Foundation (1)
Oberndorf Investments LLC (1)
Peter C. Oberndorf (1)
Peter Oberndorf Irrevocable Trust, dated 6/30/89 (1)

(1) A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity is filed as Exhibit B.

SCHEDULE I

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share ($)	Where/How Transaction Effected
Oberndorf Investments LLC	10/6/15	Buy	666,667	16.50	Private Purchase

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney

C	Lock-Up Agreement